FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 1/20/2015

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29, avenue de la Porte-Neuve, L-2227,
Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes     No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Ternium to acquire remaining participation in Ferrasa.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: January 20, 2015

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium to acquire remaining participation in Ferrasa

Luxembourg, January 20, 2015 – Ternium S.A. (NYSE: TX) announced today that it has entered into a definitive agreement to acquire the remaining 46% minority interest in its Colombian subsidiary Ferrasa for a total consideration of USD74.0 million. The transaction, which is subject to customary conditions, is expected to close in the second quarter of 2015. Prior to this transaction, Ternium was already fully consolidating Ferrasa's assets and liabilities and results of operations.

Ferrasa is a leading long and flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with finished steel annual production capacity of approximately 480,000 tons and annual sales of close to 600,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa.

Ternium also has agreed to sell its 54% ownership interest in Ferrasa Panamá for a total consideration of USD2.0 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 25,000 tons.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.9 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.